                                                                                                    Exhibit 4.17

EMPLOYMENT AGREEMENT

THIS AGREEMENT MADE at the City of Montreal, Province of Quebec, this day of June, 2005.

AMONG:	9143-3250 QUEBEC INC., a corporation incorporated under the laws of the Province of Quebec, herein acting and represented by Ian Sherrington duly authorized as he so declares,

(hereinafter called the “Corporation”)

OF THE FIRST PART

AND:	IAN SHERRINGTON, residing in the City of Montreal, Province of Quebec,

(hereinafter called the “Executive”)
OF THE SECOND PART

WHEREAS the Corporation is in the business of software development, in particular, gaming software;

WHEREAS the Executive is now engaged by the Corporation as a consultant and as its President;

WHEREAS the Executive has agreed to continue providing services as a Consultant until October 31, 2005;

WHEREAS the Corporation wishes thereafter to employ the Executive as its President and Chief Operating Officer and the Executive is willing to so serve as of November 1, 2005 (the “Effective Date”);

AND WHEREAS on or before the Effective Date, all of the shares of the Corporation shall have been acquired by Events International Holding Corporation (“EIH”) and it is a condition of such acquisition that Sherrington execute an employment agreement with the Corporation.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants herein contained and for other good and valuable consideration, the parties hereby agree as follows:

ARTICLE 1 -APPOINTMENT

1.1
Any and all previous employment agreements, arrangements and/or consulting arrangements between the Corporation and the Executive will be cancelled as of October 31, 2005 and will be of no further force or effect as of that date.

1.2
The Corporation hereby agrees to employ the Executive as its President and Chief Operating Officer and the Executive hereby agrees to serve in such capacity upon the terms and conditions hereinafter set forth commencing on the lst day of November, 2005.

ARTICLE 2 - POSITION AND DUTIES

2.1
During the term of this Agreement and subject to the terms hereof, the Executive agrees to serve as President of the Corporation and to be responsible for operations of the Corporation, including overseeing software development and maintenance, to perform such employment on a full-time basis, to diligently and in a faithful, honest manner devote his best efforts and attention to the Corporation’s business and affairs and to perform the full-time duties, responsibilities and authorities as are appropriate of a person holding Executive’s position and such other duties, responsibilities and authorities as may be reasonably designated from time to time by the Corporation’s board of directors (the “Board”).

2.2
The Executive shall report directly to the Board of the Corporation and to Albert Barbusci, President of EIH, with reporting lines to be reviewed and determined by the board of directors of EIH from time to time during the term of this Agreement.

ARTICLE 3 - REMUNERATION AND BENEFITS

3.1
The Executive shall be paid a base salary by the Corporation during the term of this Agreement at a rate of One Hundred Twenty Thousand Canadian Dollars (CDN $120,000) per annum (“Base Salary”). The Base Salary shall be payable monthly during the term of this Agreement all in accordance with the Corporation’s payroll policies and subject to such payroll and withholding deductions as may be required by law.

3.2
The Executive shall also be entitled to receive a performance bonus (the “Performance Bonus”) equal to 2% of the pre-tax profit for the combined consolidated results (excluding intercorporate transactions and charges) of the Corporation and its sister company Mahjong Systems Limited (“MSL”) for each fiscal period during the term of the Agreement.

3.3
The Corporation will, subject to the rules that it may issue from time to time, upon receipt of acceptable receipts and vouchers, pay or promptly reimburse all pre-approved expenses actually and reasonably incurred by the Executive in the performance of his duties under this Agreement.

3.4
All costs associated with the Executive’s employment, including but not limited to, the cost of obtaining work permits and reasonable immigration legal fees associated therewith during the term of this Agreement, shall be defrayed by the Corporation.

ARTICLE 4 - STOCK OPTIONS

4.1
Subject to the terms and conditions hereinafter provided, the Executive shall be granted options (the “Options”) to acquire from the treasury of EIH up to one million (1,000,000) common shares of EIH (the “Optioned Shares”), subject to the following.

4.2
One-third of the Options shall be granted on the Effective Date, one-third shall be granted on the one year anniversary date thereof and one-third shall be granted on the two year anniversary date thereof, provided that, at such times, the Executive is and has been an employee of the Corporation continuously since the commencement of the term of this Agreement. All Options shall be subject to the terms and conditions of the EIH employee stock option plan, including the plan’s normal vesting period of 18 months and any applicable regulatory approval or conditions. The exercise price under the Options shall be equal to the trading price of the EIH shares at the close of business on the day immediately preceding the grant of the Options in each of the three years.

ARTICLE 5 - TERM

5.1	The term of this Agreement shall be from November 1, 2005 until October 31, 2010 unless terminated earlier in accordance with Article 6 hereinbelow.

ARTICLE 6 - TERMINATION

6.1
The Executive may terminate this Agreement upon thirty (30) days prior notice in the event of material breach of the terms hereof by the Corporation. In the event that the Executive purports to terminate his employment hereunder, other than due to material breach by the Corporation (i) the Corporation shall thereafter have no further obligation to the Executive hereunder, whether in the nature of salary, bonus, incentive or benefits, except to pay any amount due and unpaid hereunder, as of the date of such termination, and (ii) the Corporation shall be entitled to exercise all other rights and remedies it may have in respect of this Agreement, and (iii) EIH shall be entitled to exercise all rights and remedies it may have under the agreement for the purchase and sale of the shares of the Corporation.

6.2	Termination by Corporation

6.2.1
In the event the Executive is in breach of the non-competition provisions referred to in Article 9 hereof, and following written notice from the Corporation of such breach the Executive fails to remedy such breach, or fails to take active steps satisfactory to the Corporation (as determined in its discretion) to cure such breach, within fifteen (15) business days of delivery of such notice, the Corporation shall be entitled, in its sole discretion, to forthwith terminate the employment of the Executive hereunder without further notice or payment in lieu of notice, and the Corporation shall thereafter have no further obligation to the Executive hereunder for salary, bonus, incentive or benefit, except to pay any amount due and unpaid hereunder as of the date of such termination.

6.2.2
If the Executive refuses or fails to execute any reasonable, lawful direction relating to the business and affairs of the Corporation as requested or demanded by the Board of Directors of the Corporation, or the person to whom the Executive reports, or otherwise wilfully and continuously fails to substantially perform his duties according to the terms of his employment, and fails to remedy such refusal or failure, or fails to take active steps satisfactory to the Corporation (acting reasonably) to execute such directions within fifteen (15) business days of delivery of notice to remedy such refusal or failure, the Corporation shall be entitled, in its sole discretion, to forthwith terminate this Agreement without further notice or payment in lieu of notice, and the Corporation shall thereafter have no further obligation to Executive hereunder for salary, bonuses, benefits or incentives, except to pay any amount due and unpaid hereunder as of the date of such termination.

6.2.3
If any department under the Executive’s direct responsibility exceeds its approved expense budget by a material amount, the Corporation shall be entitled, in its sole discretion, to terminate the employment of the Executive hereunder upon thirty (30) days written notice, and the Corporation shall thereafter have no further obligation to the Executive hereunder for salary, bonus, incentive or benefit, except to pay any amount due and unpaid hereunder as of the date of such termination.

6.2.4	The Corporation shall be entitled, in its sole discretion, to forthwith terminate the employment of the Executive hereunder, without notice or payment in lieu of notice, if the Executive:

6.2.4.1	is convicted of any criminal offence which would have a material adverse impact on the ability of the Executive to perform his duties hereunder or on the business of the Corporation;

6.2.4.2
is grossly negligent or acts in a manner constituting material misconduct (as determined by the Board of Directors, acting reasonably) or engages in self-dealing conduct in the performance of his duties hereunder, or engages in any criminal or dishonest act resulting or intended to result directly or indirectly in personal gain of the Executive at the expense of the Corporation or its shareholders; or

6.2.4.3	wilfully engages in any act that is materially injurious to the Corporation or is shareholders, monetarily or otherwise;

and in any such case, the Corporation shall thereafter have no further obligation to the Executive hereunder for salary, bonus, incentive or benefit, except to pay any amount due and unpaid hereunder as of the date of such termination.

6.2.5
The Corporation may terminate this Agreement and the employment of the Executive at any time and for any reason upon giving prior written notice of termination to the Executive three (3) months if such termination occurs during the first year of the term of this Agreement, notice of four (4) months if in year two (2), notice of five (5) months if in year three(3) and notice of six (6) months if such termination occurs during year four (4) or five (5) of the term. In the event of termination pursuant to this paragraph 6.2.5, the Executive shall be entitled to receive, in addition to his Base Salary up to the date of termination of employment, his share of any Performance Bonus calculated on a pro rata basis to the date of termination, and the Corporation shall have no further obligation to the Executive hereunder.

6.3
The employment of the Executive hereunder shall terminate upon the death or permanent disability of the Executive. Permanent disability shall be defined as it is for purposes of any disability insurance plan of EIH.

6.4
Any statutory severance or termination payments required to be paid to the Executive under the laws of the Province of Quebec shall be paid by the Corporation notwithstanding anything to the contrary herein contained or implied, provided any such payments shall be credited against any of the payments otherwise payable by the Corporation under the terms of this Agreement.

ARTICLE 7 - CONFIDENTIALITY

7.1
The Executive acknowledges that in the course of carrying out, performing and fulfilling his responsibilities hereunder during the Term, he will have access to and will be entrusted with confidential and proprietary information and trade secrets relating to the present and contemplated services, marketing and advertising techniques, procedures and know-how of the Corporation and confidential information and trade secrets concerning the business and the clients of the Corporation, the disclosure of any of which confidential and proprietary information and trade secrets to competitors of the Corporation or its clients or to the general public may be detrimental to the best interests of the Corporation and those of its clients. The Executive hereby covenants and agrees with the Corporation that he will not, without the prior written consent of the Corporation either while he is employed hereunder or at any time thereafter, disclose any of such confidential and proprietary information and trade secrets to any person other than to the Corporation’s bankers, legal and financial advisors, officers, directors and management nor shall he use the same for any purpose other than those of the Corporation provided, however, that the foregoing shall not apply to any information which is or becomes available to, or is or becomes known to, the public or to the competitors of the Corporation, as the case may be, otherwise than by a breach of this Agreement by the Executive.

ARTICLE 8 - TITLE TO INTELLECTUAL PROPERTY

8.1
The Executive covenants and agrees with the Corporation that he will fully and freely (and without expense to the Corporation) communicate to the Corporation, and the Executive hereby waives his moral rights in and assigns to the Corporation, all discoveries, concepts, inventions or improvements, whether patentable or not, made, discovered, conceived, invented or improved by the Executive as well as any ideas, plans, concepts, copyrightable materials, copyrights, trademarks, trade dress and any other intellectual property conceived or created by the Executive (hereinafter collectively called the “IP Rights”) during the period commencing on the date hereof and ending on the termination of the Term and in any way relating to any process, formula, plan, skill, method of advertising, marketing, research, equipment, device, or method of doing business, developed or being developed, made, used, sold or installed by or made known to the Executive during the period of his employment hereunder or resulting from or suggested by any work which the Executive may do for the Corporation at the request of the Corporation and relating to any business carried on or proposed to be carried on by the Corporation, and the Executive agrees that he will at the expense of the Corporation at all times (both during the period of his employment hereunder and at all times thereafter) assist the Corporation or its assignees or their nominees in every way to protect the rights of the Corporation under this Section 8.1 and to vest in the Corporation or its assignees the entire right, title and interest, including, without limitation, the copyright, in and to any and all of the IP Rights and that he will not disclose to any person, firm or company or use any such IP Rights for his own purposes or for any purposes other than those of the Corporation.

ARTICLE 9 - NON-COMPETITION AND NON-SOLICITATION

9.1
The Executive hereby covenants and agrees that he shall not at any time, during which he has any working relationship with the Corporation whether as an employee, consultant or otherwise including the period of his employment hereunder and for one year thereafter, either individually or in partnership or jointly or in conjunction with any person or persons, firm, association, syndicate, company or corporation, as principal, agent, trustee, shareholder, employee or consultant, or in any manner whatsoever, whether directly or indirectly, carry on or be engaged in or concerned with or interested in, or advise, lend money to guarantee the debts or obligations of, or permit his name or any part thereof to be used or employed by or associated with, any person or persons, firm, association, syndicate, company or corporation engaged in or concerned with or interested in any business competing with any part of the business carried on by the Corporation or MSL within any city, province, state, country or other geographical area in which the Corporation or MSL carries on any such business or part thereof or in which the Corporation or MSL has, at the date of termination of Executive’s employment, formulated plans to commence carrying on such business or part thereof, as the case may be, within one year after the termination of the Executive’s employment, provided that nothing herein shall restrict or prevent the Executive from owning as a passive investor less than five percent (5%) of any class of securities of any competitor of the Corporation that are listed for trading on a recognized stock exchange. Nothing in the foregoing shall prohibit the Executive from engaging in any business, after the termination of Executive’s employment hereunder, that does not compete with the Corporation and MSL. For the purposes of this section 9.1, “business” means the business carried on by the Corporation and/or MSL, namely, developing software and providing software support for the development and integration of “Mahjong Mania” software and producing materials incidental thereto, and licensing and exploitation and commercialization of said Mahjong Mania software.

9.2
The Executive hereby covenants and agrees that he shall not at any time during the period of his employment hereunder and for one year following the termination of his employment, directly or indirectly, approach or solicit any employee, client or supplier of the Corporation or MSL or attempt to direct any such employee, client or supplier away from the Corporation or MSL.

ARTICLE 10 - RETURN OF PROPERTY

10.1
The Executive agrees that upon termination of his employment hereunder, he will immediately surrender and turn over to the Corporation, all books, forms, records, client lists and all other papers and writings relating to the Corporation, and all other property belonging to the Corporation, it being understood and agreed that the same are the sole property of the Corporation.

ARTICLE 11 - INJUNCTIONS

11.1
If the Executive should violate any of the terms of this Agreement, the Corporation shall be entitled to all appropriate remedies, including, without limitation, an interim, interlocutory or permanent injunction to be issued by any competent court enjoining and restraining the Executive from such wrongful acts.

ARTICLE 12 - ARBITRATION

12.1
If any controversy, dispute, claim, question or difference (a “Dispute”) arises with respect to this Agreement or its performance, enforcement, breach, termination or validity, the Parties will use their best efforts to settle the Dispute as expeditiously as possible. To this end, they will consult and negotiate with each other, in good faith and understanding their mutual interests, to reach a just and equitable satisfactory all of the Parties.

12.2
If the Parties do not reach a resolution pursuant to Section 12.1 within a period of five business days following the first notice of the Dispute by any Party to another, then they may, if both parties agree, submit the Dispute to arbitration in accordance with the provisions of the Civil Code of Procedure of the Province of Quebec.

ARTICLE 13 - GENERAL MATTERS

13.1
Any notice which may be given pursuant to or concerning this Agreement shall be in writing and shall be sufficiently given if personally delivered (which shall include delivery by courier or other agent) or sent by registered letter, postage prepaid, or transmitted by facsimile addressed as follows:

13.1.1 if to the Corporation,	at: 9143-3250 Quebec Inc.
15 Place Chelsea
Montreal, QC H3G 2J9

Attention: Board of Directors
Telephone: ____________
Telecopier: ____________

with a copy to:	Events International Holding Corporation
759 Square Victoria, Suite 300 Montreal, QC H2Y 2J7

Attention: President Telephone: (514) 286-0855 Telecopier: (514) 286-9562

13.1.2 if to Executive, at:	Ian Sherrington 15 Place Chelsea Montreal, QC H3G 2J9
Telephone: ____________ Telecopier: ____________

13.2
or to such other address as the party to whom such notice is to be given shall have last notified the party giving the same in the manner provided in this Article 15. Any notice delivered to the party to whom it is addressed as hereinabove provided shall be deemed to have been given and received on the date it is so delivered to such address, provided that if such day is not a business day, then such notice shall be deemed to have been and received on the next business day following such day. Any notice mailed as hereinabove provided shall be deemed to have been given and received on the fifth (5th) business day next following the date of its mailing. Any notice transmitted by facsimile as hereinabove provided shall be deemed to have been given and received on that date it is so transmitted if transmitted during the normal business hours of the recipient and, if not so transmitted, on the next business day after its transmission. For the purposes of this Article 13, “business day” means a day on which banks in the City of Montreal are open for business.

13.3
If any provision of this Agreement as applied to any party or to any circumstance shall be adjudged by the court of competent jurisdiction to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of such provision in any other circumstances, or the validity or enforceability of this Agreement. The parties agree that the provisions of this Agreement are reasonable and intend it: to be enforced as written. However, if any provision, or part thereof, is held to be unenforceable because of the duration thereof, the area covered thereby, or the types of activities restricted thereby, all parties agree that a Court of competent jurisdiction making such determination shall have the power to reduce the duration and/or area of such provision or types of activities restricted and/or to delete specific words or phrases and in its reduced form such provision shall then be enforceable.

13.4
This Agreement constitutes the entire agreement between the parties hereto relative to the subject matter hereof and supersedes all prior agreements and understandings whether written or oral relative to the employment of the Executive. Except as otherwise specifically set forth in this Agreement, neither party makes any representation or warranty express or implied, statutory or otherwise to the other party hereto. This Agreement may not be amended or modified except by written instrument executed by each of the parties hereto.

13.5
No provision of this Agreement shall be deemed to be waived as a result of the failure of either of the parties to require the performance of any term or condition of this Agreement or by other course of conduct. To be effective, a waiver must be in writing, signed by each of the parties hereto and state specifically that it is intended to constitute a waiver of a term or breach of this Agreement. A waiver by either of the parties of any term or breach of this Agreement shall not prevent a subsequent enforcement of such term or any other term and shall not be deemed to be a waiver of any subsequent breach.

13.6
This Agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the Province of Quebec and, for the purposes of all legal proceedings, this Agreement shall be deemed to have been performed in Quebec. The parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the Courts of Quebec, which shall have sole and exclusive jurisdiction to entertain any action arising under this Agreement.

13.7
This Agreement shall not be assigned by the Executive. This Agreement may be assigned by the Corporation to a related corporation or to any person which purchases or acquires substantially all of the Corporation’s assets and undertaking. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. The provisions of this Agreement shall survive the termination of the employment of the Executive hereunder.

13.8	All references herein to dollar amounts refer to Canadian funds.

13.9
Each of the parties hereto hereby covenants and agrees to promptly do all such acts and execute all such further agreements, assurances and other documents as the other party hereto may from time to time reasonably request in writing be done and/or executed in order to better evidence and/or perfect the respective matters and things herein provided for and/or the respective obligations created or intended to be created hereby.

13.10	Words importing the singular number include the plural and vice-versa and words importing gender include all genders.

13.11
Headings preceding the text, sections, subsection or paragraphs hereof, have been inserted for the convenience of reference and shall not be construed to affect the meaning or effect of this Agreement.

13.12
The parties hereto have required that this Agreement and related documents be drafted in the English language. Les parties aux présentes ont exigé que ce contrat et les documents y afférents soient rédigés dans la langue anglaise.

        IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the date first written above.

9143-3250 QUEBEC INC.

By:	/s/ IAN SHERRINGTON
IAN SHERRINGTON